EXHIBIT 11
COMPUTATION OF EARNINGS (LOSS) PER SHARE
(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
$ in thousands except per share data	2018	2017	2018	2017
Net loss	$(2,017)	$(594)	$(3,047)	$(1,235)

Weighted average common shares outstanding - basic	3,698,664	3,696,420	3,698,286	3,696,420
Weighted average common shares outstanding - diluted	3,698,664	3,696,420	3,698,286	3,696,420

Basic loss per common share	$(0.55)	$(0.16)	$(0.82)	$(0.33)
Diluted loss per common share	$(0.55)	$(0.16)	$(0.82)	$(0.33)